Exhibit 1

Media Relations Daniel Suárez +57 (1) 603-9079 daniel.suarezm@cemex.com	Investor Relations Patricio Treviño +57 (1) 603-9823 patricio.trevinog@cemex.com

CEMEX LATAM HOLDINGS REPORTS

THIRD-QUARTER 2013 RESULTS

•                  CLH reports an operating EBITDA year-over-year growth of 24% during the third quarter with an operating EBITDA margin expansion of 1.7 percentage points, reaching a level of 35.5%

BOGOTÁ, COLOMBIA, OCTOBER 23, 2013 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$474 million during the third quarter of 2013, an increase of 18% versus the pro forma third quarter of 2012. Operating EBITDA increased by 24% during the quarter to US$168 million versus the pro forma third quarter in 2012.

Carlos Jacks, CEO of CLH, said, “We are pleased by the strong results reached in the third quarter. Given the high levels of construction activity in the region, in many of our markets we sold record volumes of our products. We are also satisfied by the positive results in our housing solutions initiative in Colombia, as these projects are allowing us to capture incremental value.”

CLH’s Financial and Operational Highlights

•                  The increase in consolidated net sales during the quarter resulted mainly from higher volumes in most of our markets, along with the effect from our housing solutions projects in Colombia.

•                  Operating EBITDA growth in the quarter was driven by higher volumes, along with lower distribution expenses, lower maintenance costs and lower fuel costs. On a year-over-year basis, operating EBITDA margin during the quarter expanded in most of our markets.

•                  Our Construrama initiative in Colombia has continued its expansion. We recently reached a total of 200 stores that have agreed to join the program, with more than 110 already operating as Construramas.

•                  Free cash flow after maintenance capital expenditures during the quarter reached US$91 million.

Carlos Jacks, added, “Our high free cashflow generation in the quarter was driven by the strong double-digit growth of operating EBITDA. We expect to continue using our free cashflow generation to finance our business strategy and our expansion projects.”

Consolidated Corporate Results

During the third quarter of 2013, controlling interest net income was a gain of US$96 million.

Net debt reached US$1,345 million at the end of the quarter.

Geographical Markets Third Quarter 2013 Highlights

Operating EBITDA in Colombia increased by 22% to US$115 million versus US$94 million in the third quarter of 2012, with an increase of 25% in net sales reaching US$287 million.

In Panama, operating EBITDA increased 33% reaching US$40 million during the quarter. Net sales reached US$84 million in the third quarter of 2013, an increase of 21% compared with the same period in 2012.

In Costa Rica, operating EBITDA reached US$17 million for the quarter, 29% higher than the same period last year. Net sales increased 19% to US$40 million, compared with US$34 million in the third quarter of 2012.

In the Rest of CLH net sales in the quarter reached US$65 million. Operating EBITDA in the quarter increased by 14%, versus the comparable period in 2012, reaching US$18 million.

CEMEX Latam Holdings is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CEMEX Latam Holdings’ mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”)  and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

For convenience of the reader the 2012 pro forma consolidated financial information was adjusted to reflect the additional results of the operating subsidiaries for three and nine month periods ended September 30, 2012 and reflect the 5% corporate charges and royalties agreement entered into by CLH with CEMEX. Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are presented on a consolidated basis in 2012 based on the financial statements of CLH’s subsidiaries prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.